Uf 3-12-02

02019701

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

RECEIVED MAR 0 1 2002

SEC FILE NUMBER
8-49126

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Turner Investment Distributors, Inc.
f/k/a/ CCM Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1235 Westlakes Drive Suite 350
(No. and Street)

Berwyn (City) PA (State) 19312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. Trala (484) 329-2319
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — if individual, state last, first, middle name)

Two Commerce Square, Suite 4000 2001 Market Street, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28

OATH OR AFFIRMATION

I, Thomas R. Trala, Jr. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Turner Investment Distributors, Inc. f/k/a CCM Securities, Inc. as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer/ FINOP

Title

Notary Public

Notarial Seal
Deborah M. Zaborowski, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Sept. 21, 2002
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TURNER INVESTMENT DISTRIBUTORS, INC.

Financial Statements and Supplemental Information

Year ended December 31, 2001 with Report and Supplementary Report of Independent Auditors

Turner Investment Distributors, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
Turner Investment Distributors, Inc.

We have audited the accompanying statement of financial condition of Turner Investment Distributors, Inc. (the "Company") as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Turner Investment Distributors, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 27, 2002

Turner Investment Distributors, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 24,379
Due from affiliated mutual funds	5,360
Total assets	$ 29,739
Liabilities and stockholder's equity	
Liabilities:	
Payable to Central Registration Depository	$ 1,516
Accrued expenses and other liabilities	7,988
	9,504
Stockholder's equity:	
Common stock (20,000 shares authorized, 1,000 shares issued and outstanding, $1.00 par value)	1,000
Additional paid-in capital	145,402
Accumulated deficit	(126,167)
Total stockholder's equity	20,235
Total liabilities and stockholder's equity	$ 29,739

See notes to financial statements.

Turner Investment Distributors, Inc.

Statement of Operations

Year ended December 31, 2001

Revenues	
Distribution fees	$ 15,625
Total revenues	$ 15,625
Expenses	
Sales commissions	83,659
Filing & examination fees	39,802
Accounting	1,900
Legal & consulting	1,005
Insurance	150
Bank charges	280
Supplies	83
Total expenses	126,879
Net loss	$ (111,254)

See notes to financial statements.

Turner Investment Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

	Common Stock		Additional Paid-In	Accumulated	
	Shares	**Par Value**	**Capital**	**Deficit**	**Total**
Balance at January 1, 2001	1,000	$ 1,000	$ 24,000	$ (14,913)	$ 10,087
Capital contribution	–	–	121,402	–	121,402
Net loss	–	–	–	(111,254)	(111,254)
Balance at December 31, 2001	1,000	$ 1,000	$ 145,402	$ (126,167)	$ 20,235

See notes to financial statements.

Turner Investment Distributors, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities	
Net loss	$(111,254)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Increase in:	
Due from affiliated mutual funds	(5,360)
Payable to Central Registration Depository	1,516
Accrued expenses and other liabilities	7,888
Net cash used in operating activities	(107,210)
Cash flows from financing activities	
Capital contribution from Parent	121,402
Net cash provided by financing activities	121,402
Increase in cash	14,192
Cash, beginning of year	10,187
Cash, end of year	$ 24,379
Supplemental disclosure of cash flow information	
Cash paid for:	
Income taxes	$ –
Interest	$ –

See notes to financial statements

Turner Investment Distributors Inc.

Notes to Financial Statements

December 31, 2001

1. Organization and Basis of Presentation

Turner Investment Distributors, Inc. (the "Company"), formerly CCM Securities, Inc., is a limited purpose broker-dealer currently engaged in the distribution of mutual fund shares and limited partnership interests for multiple registered investment companies including the Turner Funds. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and a wholly-owned subsidiary of Turner Investment Partners, Inc. ("Turner").

Effective July 5, 2001, Turner acquired all of the Company's common stock from Clover Capital Management, Inc. ("Clover"). The transaction had no impact on the accounting records of the Company.

2. Summary of Significant Accounting Policies

Revenues

Distribution fees are received pursuant to a Services Agreement with the Turner Funds and are recorded on an accrual basis.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Income Taxes

The Company files separate federal and state income tax returns, which have been provided for in these financial statements on separate entity income. The difference between income tax computed at the U.S. federal statutory tax rates and recorded income tax benefit is primarily attributable to losses during the year limited due to the change in ownership of the Company.

The Company incurred a loss for income tax purposes of $22,600. A deferred tax asset of $9,000 is available to offset future taxable income but has been reduced by a valuation reserve because realization is not assured.

4. Net Capital Requirements

The Company is subject to the net capital requirements of the Uniform Net capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital of approximately $14,875, which was $9,875 in excess of the amount required to be maintained at that date.

5. Related Party Transactions

The Company has entered into Distribution Agreements with affiliates to distribute investment products. The related entities include the Turner Funds, the Alpha Select Funds, the Knox-managed family of investment partnerships and the Clover Capital-managed family of investment partnerships.

The Company was obligated to pay $83,659 in commissions to brokers who marketed products of the Advisor. During 2001, these commissions were paid directly by Clover and Clover retained all fees for products sold. As these commissions are the responsibility of the Company, they have been recorded as an expense in accompanying financial statements. However, as the commissions will not be paid by the Company, these commissions have been included as a contribution of capital in the accompanying statement of changes in stockholders' equity.

Effective October 1, 2001, Company entered into a Shareholder Servicing Plan and Agreement to provide services to certain classes of Turner Funds. For the year ended December 31, 2001 the Company earned $15,619 under this agreement.

Effective July 5, 2001 the Company entered into an Administrative Services Agreement with Turner, whereby Turner provides certain accounting and administrative services to the Company. The Company does not compensate Turner for these services.

On February 15, 2002 the Company established a Distribution Agreement with the ACP Funds family, an affiliate.

Supplemental Information

Turner Investment Distributors Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Computation of net capital	
Total stockholder's equity	$ 20,235
Total regulatory capital	20,235
Deductions and/or charges:	
Nonallowable asset:	$ (5,360)
Total deductions and/or charges	(5,360)
Net capital before haircuts on securities positions	14,875
Haircuts on securities	–
Net Capital	$ 14,875
Computation of alternative net capital requirement	
Net capital requirement (minimum)	$ 5,000
Excess net capital	$ 9,875

Turner Investment Distributors, Inc.

Schedule II-Computation for Determination of Reserve Requirements and Information for Possession of Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information for Possession of Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors of
Turner Investment Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Turner Investment Distributors, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with accounting principals generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish the objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2002